UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



                         Commission File Number 0-24620

(Check one)

/ / Form 10-K and Form 10-KSB                / / Form 11-K
/ / Form 20-F      /X/ Form 10-Q and Form 10-QSB      / / Form N-SAR

For period ended    October 3, 1998
                 --------------------

/ / Transition Report on Form 10-K and Form 10-KSB
/ / Transition Report on Form 20-F
/ / Transition  Report on Form 11-K
/ / Transition  Report on Form 10-Q and Form 10-QSB
/ / Transition Report on Form N-SAR

For the transition period ended
                                --------------------------------

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant     Darling International Inc.
                         ---------------------------------

Former name if applicable
                          -------------------------------

Address of principal executive officer (Street and number)

         251 O'Connor Ridge Blvd.,  Suite 300
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City, state and zip code     Irving, TX   75038
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

                                     PART II
                             RULE 12b-25(b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this fgorm could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F,11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due
 / / date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE


     Darling International Inc. ("Darling") is a party to a Credit Agreement, as amended, which provides for borrowings under a Term Loan and Revolving Credit Agreement facility. As of October 3, 1998, the Company had several existing events of default of certain financial covenants (the "Defaults") under the Credit Agreement, as amended. On October 2, 1998, the Company entered into an amendment of the Credit Agreement whereby BankBoston, N.A., as agent, and the other participant banks in the Credit Agreement (the "Banks") agreed to forbear from exercising rights and remedies arising as a result of the Defaults until November 9, 1998 (the "Modification").

     On November 6, 1998, the Company entered into an extension of the Modification (the "Modification Extension") whereby the banks agreed to forbear from exercising rights and remedies arising as a result of the Defaults until December 14, 1998 (The "Modification Termination Date"). The Banks have agreed, pursuant to terms of the Credit Agreement, as amended, to continue to extend credit to the Company.

     Darling is currently negotiating with the Banks the terms and conditions of an Amendment to the Credit Agreement. Darling believes that such negotiations will be satisfactorily concluded before the Modification Termination Date.

     Darling was notified late on Monday, November 16, 1998, by its external accountants that as a result of the Modification there was an issue regarding the balance sheet classification of Darling's long-term debt obligations.
Specifically, the accountants have expressed a view that the Modification requires a reclassification in accordance with "EITF 86-30 Classification of Obligations When a Violation Is Waived by the Creditor."

     It is the Company's interpretation that, because of the facts and circumstances that exist, EITF 86-30 does not apply, and the reclassification of long-term debt obligations would in fact, unfairly represent the financial condition of Darling and would therefore be misleading to investors and other users of the Company's financial information.

     Based on the above facts, the Company respectfully requests an extension of time to file the Form 10Q for the quarter ended October 3, 1998, while it seeks to resolve this issue.

                                     PART IV
                                OTHER INFORMATION


          (1) Name and telephone number of person to contact in regard to this notification.

               John O. Muse                    972) 281-4493
          -----------------------------------------------------------
               (name)                    (area code)  (Telephone number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).

                                                 /X/  Yes      / /  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 / /  Yes      /X/  No

          If so: attach an explantation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               Darling International Inc.
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            (Name of Registrant as Specified in Charter)


     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date                      By
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